

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3233

March 10, 2017

<u>Via E-Mail</u>
John Sullivan
Chief Executive Officer
Guggenheim Investments
805 King Farm Boulevard
Suite 600
Rockville, Maryland 20850

      **Re: CurrencyShares Euro Trust
              Registration Statement on Form S-3
              Filed March 6, 2017
              File No. 333-216477**

Dear Mr. Sullivan:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Kasey Robinson, Staff Attorney, at (202) 551-5880 with any questions.

                  Sincerely,

                  /s/ Tom Kluck

                  Tom Kluck
                  Legal Branch Chief
                  Office of Real Estate and
                  Commodities

cc: Lisa M. Conmy, Esq.
       Foley & Lardner LLP